Growth in exports and domestic sales leads to the largest revenue of US$ 1 billion and consolidates a record year for VCP

São Paulo, January 18, 2005 – VOTORANTIM CELULOSE E PAPEL S.A. (VCP) – (NYSE: VCP; BOVESPA: VCPA4), one of the largest pulp & paper producers in Latin America, today announced its earnings for the fourth quarter of 2004 (4Q04). The Company's operating and financial information, unless otherwise indicated, is presented in consolidated numbers and in U.S. dollars in accordance with U.S. GAAP. However, it does not include the proportionate consolidation (12.4%) of Aracruz Celulose S.A., whose results have been determined by equity income method in this report. All comparisons provided in this release refer to the fourth quarter of 2003 (4Q03), unless otherwise indicated.

"In 4Q04, global pulp markets began to show signs of recovery, with producers exercising more discipline and Chinese and European buyers resuming their purchases in order to replenish inventories. This permitted VCP to announce an increase in international eucalyptus pulp prices in November. The local economic situation remained favorable thanks to the country's political and economic stability, lowering the country's sovereign risk as well as declining exchange rates, thus allowing domestic paper sales to continue to grow in comparison with the same period last year, albeit at a more moderate pace.

Under this scenario, VCP reported a historical record during the quarter in terms of net revenue, with a sharp increase of 30% in export volumes, particularly in the pulp exports (+43%). When compared to 4Q03, domestic pulp and paper sales grew 4% in volume (tons), and average prices rose 9%.

2004 was a record year for VCP in terms of earnings, with net revenue growing 24% versus 2003, pushed up by a sharp increase of 39% in pulp volumes, and 8% in paper volumes. The Company also reported a record EBITDA level of US$ 414 million, up 22% from 2003. Net income amounted to US$ 303 million in 2004, the largest annual net income of VCP's history.

On November 10th, VCP announced an agreement with Suzano Papel e Celulose S.A. for a joint acquisition of the common and preferred shares of Ripasa S/A Celulose e Papel held by its majority stockholders." commented Valdir Roque, CFO and IR Director for VCP.

Main Financial Indicators
(in US$ millions)

4Q04

		4Q03	4Q04/4Q03
Net Sales Revenue	278	235	18%
Domestic Sales	138	122	13%
Exports	140	113	24%
Operating Profit	78	72	8%
Net Income	68	65	5%
Earnings per ADR*	0.35	0.34	3%
EBITDA	103	92	12%

* Earnings in US$ per total ADRs not considering shares held in treasury.

Executive Summary 4Q04 vs. 3Q04

Pulp revenue	52%
- Volume	60%
- Price/Mix	-5%
- Others	-3%

Paper revenue	2%
- Volume	-5%
- Price/Mix	7%

COGS(*)	24%
- Volume	28%
- Pulp	60%
- Paper	-5%
- Unit cost/Mix	-3%
- Others	-1%

(*) without effects of depreciation expenses

Selling & Marketing	44%
- Volume	28%
- Unit price/Mix	13%
- Others	3%

General & Administrative	19%

98
23
+
Volume
Paper (3)
Pulp 26
6
-
Price
Paper 2
Pulp (8)
1
-
Cogs(**)
10
-
S&M(***)
1
-
G&A
1
+
Others
1
-
Exchange Variation
103
41 %(*)
37%(*)
EBITDA 3rd Quarter_04
EBITDA 4th Quarter_04

(*) Ebitda margin
(**) Without effects of depreciation, amortization and depletion expenses
(***) Increase in volume sold to Asia with higher logistic costs
(****) Amounts expressed in US$ Million

442
103
-
Ebitda
23
+
Operational assets and liabilities variation
69
+
Capex
13
+
Income tax
4
+
Financial result
27
+
Dividends paid
8
-
Dividends received
2
+
Others
469
33%(*)
31%(*)
Net Debt 3rd Quarter, 2004
Net Debt 4th Quarter, 2004

(*) Net Debt/Shareholders equity
(**) Amounts expressed in US$ Million

Executive Summary FY2004 vs. FY2003

Pulp revenue	**41%**
- Volume	39%
- Price/Mix	1%
- Others	1%

Paper revenue	**15%**
- Volume	8%
- Price/Mix	7%

COGS(*)	**23%**
- Volume	24%
- Pulp	39%
- Paper	8%
- Unit cost/Mix	-1%

(*) without effects of depreciation expenses

Selling & Marketing	**48%**
- Volume	24%
- Unit price/Mix	19%
- Others	5%

General & Administrative	**20%**

340
42 %(*)
EBITDA
December_03
81
+
Volume
Paper 24
Pulp 57
18
+
Price
Paper 15
Pulp 3
18
+
Cogs(**)
35
-
S&M(***)
5
-
G&A
6
+
Others
9
-
Exchange Variation
414
41%(*)
EBITDA
December_04
(*) Ebitda margin
(**) Without effects of depreciation, amortization and depletion expenses
(***) Increase in volume sold to Asia with higher logistic costs
(****) Amounts expressed in US$ Million

502
42%(*)
414
-
Ebitda
218
+
Capex
27
+
Operational assets and liabilities variation
34
+
Income tax
17
+
Financial result
104
+
Dividends paid
22
-
Dividends received
3
+
Others
469
31%(*)

Net Debt December, 2003

Net Debt December, 2004

(*) Net Debt/Shareholders equity
(**) Amounts expressed in US$ Million

Net revenue and sales volume

Net revenue grew 19% in 4Q04 when compared to 4Q03, favored by a 20% increase in sales volume, which was in turn due to a considerable expansion of 39% in pulp sales, particularly to export markets. On the other hand, VCP's average price in U.S. dollar terms slipped 2% despite a 12% improvement in the average price of paper products. Pulp, which sells for a lower price, now accounts for a larger share of the Company's sales mix, thus reducing the overall average price. In comparison with 3Q04, there was a 28% growth in total sales volume, which, combined with an 8% reduction in average prices, explains the 18% growth in net revenue. The referred increase in sales volume resulted from a 71% expansion in pulp exports, while the decrease in average prices was mainly due to a greater participation of pulp in VCP's sales mix.

Paper sales contributed with 59% and pulp sales with 41% of total revenue, versus 64% and 36% in 4Q03, respectively. The higher share of pulp sales in total revenue can be attributed to the completion of the learning curve of the new pulp line as well as to the larger volume of pulp produced in the previous quarter but not shipped until 4Q04. In 3Q04, this ratio had been 68% (paper) to 32% (pulp). By the same token, the contribution of paper products to total sales volume decreased to 37%, while the pulp sales volume participation increased to 63%.

Furthermore, with pulp sales accounting for a larger share of VCP's product mix, export volumes in 4Q04 accounted for 68% of total sales volume, way above the 63% share of sales to the overseas market in 4Q03. In 3Q04, exports participation totaled 56%.

Annual Sales Volume

Pulp

Revenues from pulp sales grew 36% to US$ 114 million in 4Q04 when compared to 4Q03. This variation is explained by a 39% increase in sales volume, particularly in the export segment, despite a 3% decrease in average U.S. dollar prices. In terms of volume, pulp sales amounted to 258 thousand tons in 4Q04, a record level for VCP since the new line went into operation in 2003. In relation to 3Q04, there was a 52% improvement in revenue because the 5% decline in average prices was completely offset by a 59% growth in sales volume thanks to the growing demand, availability of inventories and better logistics for shipping operations.

As demand improved, international pulp prices began to pick up in November and VCP announced new price hikes as of January 2005. China – VCP's most important market in Asia – resumed buying to replenish inventories after several months with few orders. Also, our European customers had to replenish their pulp inventories after the summer vacation period. Despite their markets' reluctance to accept paper price increases in Euro, they were favored by a weaker U.S. dollar, which serves as a reference for pulp prices.

With sales on the rise, inventories closed 4Q04 at 32 days, against 48 days at the beginning of this quarter. Whether or not the cycle of price hikes will continue depends on how much pulp the large economic blocs will need to buy and, to a certain extent, on the producers' readiness to exercise more discipline about the volume of products offered.

Domestic market – In comparison with 4Q03, the volume of pulp sold to domestic clients grew 11%, in keeping with the recovery of the local economy, although it was still 11% lower than the performance reported in 3Q04. Pressured by falling international average prices and by a weaker U.S. dollar, the average CIF price for pulp in the domestic market fell to R$ 1,168 per ton in 4Q04 from R$ 1,233 per ton in 4Q03 and R$ 1,290, in 3Q04.

Export market – VCP exported 43% more pulp in 4Q04 than it did in 4Q03 due to an increase in output as the new pulp line completed its learning curve. Other contributing factors included: an improvement in demand from offshore markets, a greater availability of inventories, and better shipping logistics as required by our customers. The average price for export products declined by 3%, in U.S. dollars.

Paper

Paper sales revenues grew 9% to US$ 164 million in 4Q04 when compared to 4Q03. In terms of volume, total paper sales shrank 2% despite a 2% increase in local market. With domestic demand remaining at relatively high levels throughout the year, VCP had fewer products available for export, causing export sales volumes to fall 13%. This situation, coupled with improvements in the Company's client and product mix, led to a 12% increase in average prices. Altogether, VCP sold 151 thousand tons of paper products in 4Q04. Revenues increased 2% in relation to 3Q04 despite a 4% reduction in sales volume, which was offset by a 6% improvement in average prices.

In comparison with 4Q03, there was a change in the paper product mix, since the recovery in the local market led to a smaller share of uncoated papers in total sales, while improving the sale of higher value-added products such as coated and specialty papers, due to the recovery of the domestic market. When compared to 3Q04, there was a reduction in the share of coated papers, explained by lower demand in some market segments, and increase of uncoated papers share of revenue, especially Cut Size papers to Europe, where margins are higher.

With regard to volume, coated papers accounted for a larger percentage of total sales in 4Q04 than in 4Q03 due to an increase in exports, particularly to Mercosur markets. On the other hand, the share of uncoated papers shrank because the Company prioritized the sale of higher value-added products. In comparison with 3Q04, coated paper sales decreased in volume because demand contracted in certain segments, such as the market for promotional materials. This change in product mix was possible thanks to VCP's flexibility in responding to shifting market requirements. The ability to operate in the pulp and paper markets and to alternate positions depending on the level of demand from domestic and offshore customers continues to prove that VCP can neutralize potential cyclical effects that might negatively affect a specific segment, market or currency.

Domestic market – Paper sales to the local market in 4Q04 improved in volume when compared to 4Q03, reflecting Brazil's economic recovery. However, when compared to 3Q04, there was a reduction in sales volume mainly due to a decrease in demand of certain products, especially coated papers, after the municipal elections. When compared to 4Q03 and 3Q04, average paper prices improved 10% and 7% in U.S. dollars, respectively. In fact, they rose in virtually all product lines except for cut size papers, in real terms. A stronger real against the U.S. dollar helped to improve the average price, in U.S. dollars, of products marketed locally.

      Uncoated papers: Uncoated papers sold well in 4Q04. Prices rose 8% in U.S. dollars (3% in reais) and sales volumes improved 5% thanks to a recovery in the country's economy, particularly in the notebook manufacturing segment. This level of performance could have been even better if competition had not significantly increased in the cut size paper business, preventing companies from adjusting their prices, which remain low when compared to the same period last year.

      Coated papers: In comparison with 4Q03, coated paper prices rose 10% in U.S. dollars and 5% in reais. With regard to volume (tons), coated paper sales shrank 6% in 4Q04 because of the large volumes sold in 4Q03.

      Carbonless and thermal papers: Sales volumes remained flat in relation to 4Q03, with sustained demand by the form and point-of-sale (POS) segments. Average prices rose 17% in U.S. dollars and 12% in reais.

Export market – Sales to export markets diminished 13%in 4Q04 when compared to 4Q03, particularly due to a significant decline in uncoated paper exports (-20%), as the Company decided to focus on the domestic market where demand was growing. In relation to 3Q04, export volumes were 5% higher because of an improvement in coated paper sales, especially to Mercosur countries. The average export price for paper products rose to US$ 863 per ton in 4Q04 from US$ 772 per ton in 4Q03 (12% higher), primarily as a result of a better product and market mix, coupled with a recent price recovery in the U.S. and in Latin America for uncoated papers, and a stronger Euro vis-à-vis the U.S. dollar.

 Pulp Cash Cost (*)

The cash cost of producing pulp totaled US$ 165/ton in 4Q04, up 7% from 3Q04. This increase is mainly due to a 7% appreciation of the real against the U.S. dollar during the period, which raised the cost of items purchased in local currency. In comparison with 4Q03, the cash cost of pulp production rose US$ 15/ton or 10%, mainly on account of the 4% appreciation of the real and an increase in the price of supplies, which was partly offset by a reduction in the cost of wood.

(*) The cash cost of pulp production is presented in this release disregarding exhaustion, depreciation and amortization.

Operating Results

Gross profit totaled US$ 129 million in 4Q04, up 17% from 4Q03, with a gross margin of 46% lower than the 47% margin booked in the previous year and lower than the percentage (49%) reported in 3Q04. The said year-on-year increase in gross profit results primarily from an improvement in pulp sales volumes. The gross margin was reduced because the effect of higher paper prices practiced in the local market was fully offset by lower pulp prices and the negative impact of a growth in U.S. dollars of cost items contracted in reais, in addition to isolated increases in the cost of supplies. With pulp sales accounting for a larger percentage of revenues, the product mix effect and gains of scale fully offset the increase in the average cost per ton sold due to the foreign exchange impact (appreciation of the real) and higher costs of labor and certain supplies. In relation to the previous quarter, VCP's gross margin dropped 3 percentage points, which can be attributed to an increase in the cost of goods sold, which is denominated in U.S. dollars. In addition, it was also affected by a decline in pulp quotations, partly offset by larger sales volumes.

Selling expenses rose US$ 11 million in 4Q04 to US$ 37 million when compared to 4Q03, basically on account of an increase in export volumes (+30%) and in international freight costs, particularly with higher sales to China, where logistic costs are more expensive, and for the shipping of paper products. As a percentage of net revenue, selling expenses grew from 11% to 13%.

General & administrative expenses as a percentage of net revenue remained unchanged at 4.3%, because they rose in tandem with the Company's net sales. Much of the growth in such expenses is due to the foreign exchange impact (appreciation of the real) and the effect of a collective salary adjustment of 8% granted in October 2004, as well as increased third-party services, particularly in the area of consulting. Administrative expenses grew US$ 2 million in absolute terms.

Operating profit reached US$ 78 million, up 8% from the US$ 72 million reported in 4Q03, and 3% from the US$ 76 million registered in 3Q04. The improvement observed in relation to 4Q03 resulted from an increase in gross profit despite the foreign exchange impact (appreciation of the real) and higher selling and administrative expenses.

Consequently, VCP reported EBITDA in the amount of US$ 103 million in 4Q04, up US$ 11 million from the same period in the previous year. The EBITDA margin over net revenue decreased from 39% in 4Q03 to 37% this quarter. When compared to 3Q04, when this margin was 41%, EBITDA grew by US$ 5 million.

Financial Results

Net debt at the end of 2004 was US$ 469 million, versus US$ 442 million as of September 30, 2004 and US$ 502 million as of December 31, 2003. The increase of US$ 27 million in net debt in 4Q04 can be attributed to a reduction in cash and cash equivalents after the payment of mid-year dividends, the capital investments made, particularly in forestry assets, as well as the increase in working capital due to the higher level of sales in the quarter. This effect was partially offset by the EBITDA reported over the period.

The financial expenses corresponding to the gross debt position were US$ 16 million, US$ 3 million lower than the amount presented in 3Q04, explained by the 5% lower gross debt position, partially offset by higher interest rate (LIBOR) in the international markets. Financial income was US$ 10 million in 4Q04, against US$ 11 million in 3Q04. This reduction can be attributed to a reduction in cash and cash equivalents along the period, from US$ 557 million as of September 30, 2004 and US$ 476 million as of December 31, 2004. This effect was partially offset by higher returns obtained in our cash investments.

Gross debt shrank US$ 54 million in the last quarter of the year, going from US$ 999 million at the end of September to US$ 945 million as of December 31, 2004. The main reason for this reduction was the repayment of loans, partly offset by the effect of a stronger real on the existing debt contracts denominated in Brazilian currency.

Foreign Exchange Gain (Loss)

In order to protect against foreign currency exposure risk (loans in foreign currency against cash investments in local currency), the Company maintains swap instruments that yield equivalent U.S. dollars plus a fixed interest rate (U.S. dollar coupon) in amounts established as per its foreign exchange exposure policy.

In 4Q04, the net foreign exchange result, including fair value, was a gain of US$ 2 million against a gain of US$ 5 million in 3Q04 and a loss of US$4 million in 4Q03. The fair value adjustment is in accordance with FASB 133 and does not impact the cash flow as it is just an accounting effect.

Debt Amortization

2005

2006

2007

2008

2009

After 2009

(US$ million)

376

53

63

129

149

175

INDEBTEDNESS (US$ million)	COST % p.a.	Sept 30, 2004	Dec 31, 2004%
- SHORT TERM		400	376	40%
Real denominated	TJLP + 3%	27	30	3%
Dollar denominated	US$ + 5.1%	373	346	37%
- LONG TERM		599	569	60%
    Real denominated
	TJLP + 3%	100	102	11%
Dollar denominated	US$ + 5.2%	499	467	49%
TOTAL DEBT		999	945	100%
(-) CASH POSITION		(557)	(476)
NET DEBT		442	469

Equity from Affiliates

Total equity from affiliates – as consolidated on VCP's Balance Sheet for 4Q04 – totaled US$ 8 million, 167% and 60%higher than the amount reported in 4Q03 and 3Q04, respectively, although it had no significant impact on the Company's cash position. This amount mainly stemmed from the earnings of Aracruz Celulose S.A..

Income Tax

The actual income tax rate in 4Q04 was 19%, versus 11% in 3Q04 and 9% in 4Q03. This increase is primarily due to the payment, in November 2004, of income tax on mid-year dividends received from Aracruz Celulose S.A. in the form of interest on equity.

Net Income

Net income totaled US$ 68 million in 4Q04, i.e. US$ 3 million more than the US$ 65 million reported in 4Q03. In comparison with 3Q04, it was US$ 2 million lower due to higher income tax and the negative effect of a stronger real on local costs and was partly offset by the positive effect of larger sales volumes.

Capital Expenditures

VCP invested US$ 69 million in 4Q04, of which US$ 26 million were spent on forestry assets (land acquisition, planting and forest maintenance) and US$ 17 million in modernization.

CAPEX (US$ million)	COMPLETED BY 12/31/04	PLANNED FOR 2005
Expansion projects	27	68
Modernization	33	24
Forests	112	106
Maintenance, IT and other	46	58
TOTAL	218	256

Outlook

The Company's fundamentals continue to strengthen. Production has increased in both scale and productivity by the utilization of modern industrial units, improvements in wood production and changes in its product mix. These factors have enabled the Company to achieve a balance between the various segments of the domestic and export markets, in addition to generating earnings and maintaining a solid financial position. The earnings will be used to sustain growth and to distribute dividends, in a transparent manner, in accordance with Company policy.

The world's global scenario suggests that demand for eucalyptus pulp will continue to grow, meaning that our plants will be operating at full capacity. Because Brazilian eucalyptus pulp producers relative to other producers are more cost efficient, our participation in the global market should also increase while the pulp & paper industry might undergo a process of consolidation.

Brazilian economic indicators are finally showing greater stability, allowing an optimistic view about the future growth of demand for paper products, which has been penned up for years. VCP will be working at the limit of its industrial capacity, taking advantage of the more profitable market niches, while maintaining the good relationship with current clients.

This scenario may provide opportunities for healthy companies to expand their businesses, including the possibility of mergers and acquisitions within the pulp & paper industry. A case in point is the recent acquisition of Ripasa S/A Celulose e Papel. VCP is trying to reduce costs, boost productivity, develop risk management, foster innovation and consolidate customer relationships, while also investing more in its professionals and in research & development. In other words, VCP is getting prepared for new opportunities. The goal is to generate more value for VCP's stockholders, i.e. to expand the business, achieve excellence in performance and profitability and/or improve the company's technological capabilities and products, while ensuring a minimum return of 3% to 4% per cent above the weighted average cost of capital (WACC).

For the first time in VCP's history, the Company prepared a strategic plan for a relatively long period of fifteen years, or two eucalyptus cycles, with the creation of VCP Vision 2020. This plan resulted from a sophisticated development of VCP's management model as of 2004, and it is based on four main pillars: Knowledge Management, Talents, Leadership and Benchmarking. SIG – our Integrated Management System – is aligned with the values of Votorantim group and with the new strategic guidelines for sustainable growth, social responsibility and value generation.

In order to sustain VCP's future growth in pulp production, heavy capital investments in forestry assets have been approved, including land acquisition, planting of eucalyptus forests close to our mills in the State of São Paulo, and the implementation of a new VCP forest reserve in the south of Rio Grande do Sul (possibly including the North of Uruguay), where the Company has already acquired 61 thousand hectares. In addition, new capital expenditures are already planned to optimize the Jacareí plant, which should expand the annual capacity by another 150 thousand tons of pulp by 2006.

The year 2004 was a period of consolidation and maturing for VCP's recent capital investments, totaling approximately US$ 1.4 billion over the past four years.

With regard to logistics, VCP is improving its working capital management and every part of the business chain, from forestry logistics to supply and planning, operations, export and distribution of paper products (KSR), in an effort to fine-tune its management model. In order to achieve its goals, several projects are underway, such as: railway utilization for the transportation of timber, among other purposes; engagement of logistics operators; expansion of VCP's private port area at Santos; use of a private railway network to link the Jacareí Unit with the Port of Santos in the transportation of pulp; and the development of long-term partnerships with international sea carriers. More recently, VCP began to use its private port terminal to export paper as well, devising a new way to ship paper products as "complementary cargo" along with the pulp, thus cutting the cost of logistics for paper exports. The Company will also continue to pursue customer and brand loyalty through additional efforts in KSR business unit, the largest distributor of paper products in Brazil. This initiative includes continuous investments in e-business designed to strengthen the relationship with customers and secure their loyalty.

In its 15 years of existence, VCP has laid the foundations for sustainable growth through:

  Solid financial position
  Leading products
  Modern plants with up-to-date technology
  Competitive costs
  Investments in R&D (forestry, pulp & paper)
  Liquidity in the capital market
  Good corporate governance practices
  Integrated Management System

VCP's greatest challenge from 2005 on: Sustainable Growth.

Acquisition of RIPASA S/A CELULOSE E PAPEL

On November 10, 2004, VCP announced an agreement with Suzano to acquire 100% of the common shares and 26% of the preferred shares of Ripasa, held directly or indirectly by its majority stockholders, totaling US$ 720 million, 50% of which will be purchased by VCP and the other 50% by Suzano. Approximately three quarters of this amount will be disbursed in 2005, and the balance will be disbursed over a period of up to six years.

With this acquisition, VCP and Suzano will have an equal direct or indirect interest in Ripasa's capital stock. The two companies immediately clarified that they will remain as competitors in their business markets, each with its own independent activities. A shareholding restructuring program may be implemented in order to allow the minority stockholders of Ripasa to migrate to Suzano and VCP, respectively, depending on the economic value of the preferred shares that they hold. When this process is completed, Suzano and VCP will take certain steps aiming at promoting important synergies, such as: (i) canceling Ripasa's registration as a stock corporation; (ii) converting Ripasa into a productive unit to be possibly run by a consortium; and (iii) marketing their respective parts of Ripasa's output in an independent manner.

Through this transaction, the two companies have reaffirmed their long-term commitment to the pulp & paper industry, which generates significant revenues in foreign currency and represents an important strategic business segment for Brazil. With this decisive step, Suzano and VCP have strengthened their positions to become more competitive in the global pulp & paper market.

VCP is thus pursuing its strategy of sustainable growth, demonstrating that it is alert to opportunities for organic growth as well as for business expansion via mergers and acquisitions. The Company is focused on the implementation of the strategic plan for the year 2020, and on securing a minimum projected return of 3% on WACC (weighted average cost of capital), in order to create value for its stockholders.

Capital Market

Stock Buyback Plan

VCP announced a one-year stock buyback plan on May 13, 2004. Altogether, the Company has repurchased 263,800 shares at an average price of R$ 35.51, totaling R$ 9 million, or approximately US$ 3 million. The balance of shares held in treasury as of December 31, 2004 was 157,199.

Distribution of mid-year dividends

VCP's management, according to its new dividend policy, and considering that the Company continue to present a healthy capital structure, aligned to a investment grade rating, even after the recent strong disbursements in capital expenditures, is proposing to the next General Shareholders' Meeting, the distribution of dividends in the amount of R$ 288,090,000 (US$ 107 million), 21% higher than 2003, which represents 38% of the adjusted net profit (in Brazilian GAAP) and 3.5% of yield, referring to 2004 year. From this amount, it will be deducted R$80,000,000 (US$ 29 million) already paid in November 05, 2004, as mid-year dividends. The preferred shares will have dividends 10% higher than the voting shares.

Share reverse split / ADR split

In December 2004, VCP made a reverse split in order to bring the unit value of their quotations to a more appropriate level from the market's perspective, as well as to facilitate any transactions involving such shares, thus rendering the capital market even more attractive to investors. This initiative eliminated price negotiations per block of 1,000 shares on the São Paulo Stock Exchange (Bovespa) and it will adjust the ADR ratio to 1:1, i.e. 1 ADR will be equivalent to 1 preferred (PN) share.

The reverse split involved 38,322,699,553 VCP shares, which represents the total amount of capital underwritten. It will be effected at a ratio of 200 shares:1 share of the respective class, resulting in 191,613,498 shares, of which 105,702,452 are common shares, and 85,911,046 preferred shares.

Simultaneously to this operation in the Brazilian capital market, VCP ADR's (American Depositary Receipts) were split at a ratio of 1 ADR: 2.5 ADRs; and the ADR ratio was changed to 1 ADR : 1 preferred share, in Brazil.

Stock Performance

In 4Q04, VCP's preferred shares (VCPA4) rose 11.2% while the São Paulo Stock Exchange Index (Ibovespa) appreciated 12.7%. In 2004, the VCPA4 showed a variation of 23.8% whereas Ibovespa moved up by 17.8%.

Trading volume in 4Q04 totaled 19,863 transactions, involving approximately 13.8 million VCPA4 shares. From January to December 2004, total trading volume achieved 82,436, with a total of approximately 60 million shares.

Daily average trading volume on Bovespa amounted to R$ 9.1 million in 4Q04 and R$ 9.4 million in the year, up 30% and 103% respectively from the same periods in the previous year. VCP securities were traded on 100% of Bovespa's trading sessions, accounting for 30% of the total volume (in reais) traded within the pulp & paper industry in the quarter.

VCP's earnings per share in 4Q04 was R$ 0.94, raising the earnings per share in FY2004 to R$ 4.13, in accordance with BR GAAP. According to US GAAP, earnings per share amounted to US$ 0.35 in 4Q04, and US$ 1.58 in FY2004.

VCP's Level III ADRs rose 17.2% on the New York Stock Exchange (NYSE) in 4Q04, accumulating an appreciation of 29.2% in 2004, while the Dow Jones Industrial Average moved up by 7.0% in 4Q04 and 3.1% over the year. The daily average trading volume of ADRs on the NYSE amounted to US$ 4.8 million in 4Q04 and US$ 4.7 million in 2004, up 62% and 162% from the last quarter of 2003 and from the year 2003, respectively.

The statements contained in this release with respect to the Company's business prospects, projected operating and financial results, and growth potential are merely forecasts based on the expectations of its Management regarding the future of the Company. Such expectations are highly dependent on Brazil's overall economic performance as well as industry and international market conditions and, therefore, subject to change.

# # #

Votorantim Celulose e Papel S.A. - VCP is one of the largest pulp & paper producers in Brazil in terms of net revenue and total assets, and leader of the Brazilian market for printing & writing and specialty papers. It is an integrated pulp & paper mill with a highly efficient production cycle because it uses the most suitable technology for each process. VCP sells its products domestically and exports to more than 55 countries in all five continents.

VCP will hold a Conference Call on Thursday, January 19, 2005, at 2:00 p.m. (São Paulo) / 11:00 a.m. (EST). Connection Numbers: USA (1-800) 860-2442; Brazil (0xx11) 4613-0502; other countries (1-412) 858-4600. Please call approximately 10 minutes prior to the start of the teleconference.

Access code: 503

Attachment I

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Attachment III

Attachment IV

## Income Statement - Quarterly

USGAAP | US$ million

| | 4Q04 | | 3Q04 | | 4Q03 | | Change % | |
|---|---|---|---|---|---|---|---|---|
| | US$ | % | US$ | % | US$ | % | 4Q04 / 3Q04 | 4Q04 / 4Q03 |
| **Net operating revenue** | **278** | **100%** | **237** | **100%** | **235** | **100%** | **17%** | **18%** |
| Domestic sales | 138 | 50% | 140 | 59% | 122 | 52% | -1% | 13% |
| Export sales | 140 | 50% | 97 | 41% | 113 | 48% | 44% | 24% |
| **Operating cost and expenses** | **(200)** | **-72%** | **(161)** | **-68%** | **(163)** | **-69%** | 24% | **23%** |
| Cost of sales | (149) | -54% | (122) | -51% | (125) | -53% | 22% | 19% |
| Selling and marketing | (37) | -13% | (26) | -11% | (26) | -11% | 42% | 42% |
| General and administrative | (12) | -4% | (10) | -4% | (10) | -4% | 20% | 20% |
| Other operating expenses, net | (2) | -1% | (3) | -1% | (2) | -1% | -33% | 0% |
| **Operating income** | **78** | **28%** | **76** | **32%** | **72** | **31%** | 3% | **8%** |
| **Non-operating income (expense)** | **(4)** | **-1%** | **(3)** | **-1%** | **(4)** | **-2%** | 33% | **0%** |
| Financial income | 10 | 4% | 11 | 5% | 18 | 8% | -9% | -44% |
| Financial expense | (16) | -6% | (19) | -8% | (18) | -8% | -16% | -11% |
| Fair Value - Fasb 133 | 7 | 3% | 6 | 3% | (2) | -1% | 17% | -450% |
| Foreign exchange losses, net | (5) | -2% | (1) | 0% | (2) | -1% | 400% | 150% |
| **Income before taxes on income and equity in affiliates** | **74** | **27%** | **73** | **31%** | **68** | **29%** | 1% | **9%** |
| Income tax expense | (14) | -5% | (8) | -3% | (6) | -3% | 75% | 133% |
| **Income before equity affiliates** | **60** | **22%** | **65** | **27%** | **62** | **26%** | -8% | **-3%** |
| Equity in gain of affiliates | 8 | 3% | 5 | 2% | 3 | 1% | 60% | 167% |
| **Net income (loss)** | **68** | **24%** | **70** | **30%** | **65** | **28%** | -3% | **5%** |
| EBITDA | **103** | **37%** | **98** | **41%** | **92** | **39%** | 5% | **12%** |

Attachment V

Attachment VI

Attachment VII

Cash Flow Statement

USGAAP | US$ million

CASH FLOWS FROM OPERATING ACTIVITIES	4Q04	3Q04	4Q03	YTD 04	YTD 03
Net income (loss)	**68**	**70**	**62**	**303**	**244**
Adjustments to reconcile net income to cash provided by operating activities :					
Foreign exchange (gain) loss, net	(2)	(5)	4	(12)	14
Equity in earnings of affiliates	(8)	(5)	(8)	(31)	(19)
Deferred income tax	(11)	(1)	(2)	(17)	(17)
Depreciation and depletion	25	22	18	89	72
Loss on disposal of property, plant and equipment	1	2	0	5	7
Changes in operating assets and liabilities :					
Trade accounts receivable	(18)	5	(15)	(17)	5
Inventories	6	(21)	(7)	(21)	(28)
Others assets	16	(8)	(8)	(15)	(3)
Increase (decrease) in liabilities	(37)	(28)	(3)	(29)	(37)
Net cash provided by operating activities	**40**	**31**	**41**	**255**	**238**
CASH FLOWS FROM INVESTING ACTIVITIES					
Purchases of held-to-maturity investments, net	87	(58)	28	48	55
Dividends received	8	0	0	22	13
Acquisition of property, plant and equipment	(69)	(49)	(39)	(218)	(165)
Net cash used in investing activities	**26**	**(107)**	**(11)**	**(148)**	**(97)**
CASH FLOWS FROM FINANCING ACTIVITIES					
Short-term debt	22	29	24	42	(28)
Long-term debt — Issuances	64	136	200	393	527
Repayments	(121)	(235)	(126)	(588)	(428)
Sale (acquisition) of treasury shares	1	1	5	(1)	8
Dividends paid	(27)	0	0	(104)	(40)
Net cash used in financing activities	**(61)**	**(69)**	**103**	**(258)**	**39**
Effect of exchange rate changes on cash and cash e	**16**	**16**	**(3)**	**12**	**20**
Net increase in cash and cash equivalents	**21**	**(129)**	**130**	**(139)**	**200**
Cash and cash equivalent at beginning of period	**130**	**259**	**154**	**290**	**90**
Cash and cash equivalent at end of period	**151**	**130**	**284**	**151**	**290**

Attachment VIII

Attachment IX